FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

National Australia Bank Limited
ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Morrison STEWART
Date of last notice	4 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	25 June 2004

No. of securities held prior to change	3,000 ordinary shares 125,000 Executive Share Options over 125,000 ordinary shares of National Australia Bank Limited 31,250 Performance Rights

Class	Options over Ordinary shares and Performance Rights

Number granted	150,000 Executive Share Options over 150,00 Ordinary shares 37,500 Performance Rights over 37,500 Ordinary shares

Number disposed	N/A

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	Estimated valuations based on modified Balck-Scholes’ model: Options $4.95 each Performance Rights $21.03 each. Options will not be exercisable if they do not reach performance hurdles

No of securities held after change	3,000 ordinary shares 275,000 Executive Share Options over 275,000 ordinary shares of National Australia Bank Limited 68,750 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant approved at the Annual General meeting of shareholders in December 2003 of Options & Performance Rights under approved Plan

GF NOLAN Company Secretary 1 July 2004

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date: 1 July 2004	Title:	Company Secretary